VINCI PARTNERS INVESTMENTS LTD.
AV. BARTOLOMEU MITRE, 336, LEBLON
RIO DE JANEIRO, RJ, 22431-002
BRAZIL

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** **or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on June 29, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/VINP2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on June 29, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V75971-P32680 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

VINCI PARTNERS INVESTMENTS LTD.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. As an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2024 be approved and ratified;	☐	☐	☐
2. As a special resolution, that the name of the Company be changed from Vinci Partners Investments Ltd. to Vinci Compass Investments Ltd.; and	☐	☐	☐
3. As a special resolution, that the current Amended and Restated Memorandum and Articles of Association of the Company be replaced in their entirety with immediate effect with the Amended and Restated Memorandum and Articles in the form available on the Investor Relations section of the Company's website at https://ir.vincicompass.com and on the website of the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Amended and Restated Memorandum and Articles of Association of the Company and the Form 20-F are available at www.proxyvote.com.

V75972-P32680

VINCI PARTNERS INVESTMENTS LIMITED
Proxy for Annual General Meeting of Shareholders on June 30, 2025
Solicited on Behalf of the Board of Directors

I/We ______________________________
Please Print Name(s)
of ______________________________
Please Print Address(es)
being (a) shareholder(s) of the Company hereby appoint
______________________________*of*
or failing him/her
______________________________*of*

or failing him/her the duly appointed chairman of the Meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders (the "AGM") of Vinci Partners Investments Limited (the "Company") to be held on June 30, 2025 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time, at the offices of the Company located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, RJ, 22431-002, Brazil and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matter specified in the Notice of the AGM as indicated on the reverse side:

Continued and to be signed on reverse side